# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Heartcore Enterprises, Inc., CIK 0001892322
CUSIP: 42240Q104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1-2-33, Higashigotanda, Shinagawa-ku,, Tokyo, Japan (M0), 1410022
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002038151

## Reporting persons
- Crom Structured Opportunities Fund I, LP: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 1,163,207; shared voting power 0; sole dispositive power 1,163,207; shared dispositive power 0; aggregate amount beneficially owned 1,163,207 (4.9% of the class)
  Comment: (1) Consisting of a total of 974,554 shares of common stock par value $0.0001 of the issuer ("Common Stock"). This amount does not give full effect to the shares of Common Stock issuable upon full conversion of the Series A Convertible Preferred Stock, par value $0.0001 ("Preferred Shares") directly held by the Reporting Person, which exercise is subject to a 4.99% beneficial ownership blocker (the "Blocker").
  
  (2) Percentage calculation based on 23,310,770 shares of the Issuer's common stock outstanding as of September 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the SEC on November 18, 2025.

## Item 1. Issuer
Name of issuer: Heartcore Enterprises, Inc.
Address of issuer's principal executive offices: 1-2-33, Higashigotanda, Shinagawa-ku, Tokyo, Japan

## Item 2. Person Filing
Name of person filing: Crom Structured Opportunities Fund I, LP ("Reporting Person")
Address of principal business office or, if none, residence: 228 Park Ave S PMB 57033, New York, NY 10003-1502
Citizenship: Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Report Person holds (i) 974,554 shares of Common Stock and (ii) additional shares of Common Stock issuable upon full conversion of 2,000 shares of Series A Convertible Preferred Stock. Due to the Blocker, the Reporting Person is prohibited from converting the Preferred Stock into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the conversion.
Percent of class: 4.9%
Sole power to vote or to direct the vote: 1,163,207
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,163,207
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Crom Structured Opportunities Fund I, LP: /s/ Liam Sherif, Liam Sherif / Co-Founder and General Partner (11/20/2025)